# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SURMODICS, INC., CIK 0000924717
CUSIP: 868873100
Title of class of securities: Common Stock, $0.05 par value per share
Address of issuer's principal executive offices: 9924 West 74th Street, Eden Prairie, Minnesota (MN), 55344
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001812275

## Reporting persons
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Soleus Capital, LLC ("Soleus Capital") is the sole general partner of Soleus Capital Master Fund, L.P. ("Master Fund"), Soleus Capital Group, LLC ("SCG") is the sole managing member of Soleus Capital, Soleus Capital Management, L.P. ("SCM") is the investment manager for Master Fund, and Soleus GP, LLC ("Soleus GP") is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of any shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of any shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of any shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of any shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
- Soleus GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of any shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
- Guy Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Soleus Capital is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of any shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.

## Item 1. Issuer
Name of issuer: SURMODICS, INC.
Address of issuer's principal executive offices: 9924 West 74th Street, Eden Prairie, Minnesota 55344

## Item 2. Person Filing
Name of person filing:
Soleus Capital Master Fund, L.P.
Soleus Capital, LLC
Soleus Capital Group, LLC
Soleus Capital Management, L.P.
Soleus GP, LLC
Guy Levy
Address of principal business office or, if none, residence:
Soleus Capital Master Fund, L.P.
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus Capital, LLC
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus Capital Group, LLC
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus Capital Management, L.P.
100 Field Point Road, Suite 200
Greenwich, CT 06830

Soleus GP, LLC
100 Field Point Road, Suite 200
Greenwich, CT 06830

Guy Levy
c/o Soleus Capital Management, L.P.
100 Field Point Road, Suite 200
Greenwich, CT 06830
Citizenship:
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

0
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Soleus Capital Master Fund, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Soleus GP, LLC: /s/ Guy Levy, Guy Levy/Managing Member (11/07/2025)
- Guy Levy: /s/ Guy Levy, Guy Levy/Individual (11/07/2025)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)